NEWS RELEASE

No. 07-04

InNexus Board Members Leroy Chiao and Glenn Williamson

Featured In National Print Publications

Twin Cover Stories In USA Weekend and Business@SGML

British Columbia, Canada, January 23, 2008 – InNexus Biotechnology Inc. (OTCBB: IXSBF) (TSX VENTURE: IXS), (http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its technology, Dynamic Cross Linking (DXL(TM)), board members Leroy Chiao and Glenn Williamson have recently graced the covers of USA Weekend and Business@SGML, respectively.

A veteran of four space missions, Astronaut Leroy Chiao, PhD, is an entrepreneur, distinguished chair professor, consultant, and public speaker. Dr. Chiao left NASA following a fifteen-year career with the space agency. Having most recently served as Commander of Expedition 10 aboard the International Space Station, Dr. Chiao has logged over 229 days in space, over thirty-six hours of which were spent in Extra-Vehicular Activity (EVA, or spacewalks). Dr. Chiao studied chemical engineering at the University of California at Berkeley, then went on to earn his Master of Science and Doctor of Philosophy degrees from the University of California at Santa Barbara. Prior to joining NASA in 1990, he worked as a research engineer at Hexcel Corporation and then at the Lawrence Livermore National Laboratory.

The January 13th profile in USA Weekend, entitled “21-st Century Pioneer,” details Dr. Chiao’s ambition to make commercial space travel available to all. “We are on the edge of the barn-storming era of space flight,” the article quotes Dr. Chiao. “There are several companies racing to make commercial space travel a reality sooner than most people think.”

Founder and CEO of the Canadian Arizona Business Council, a private-sector group building bilateral trade between Arizona and Canadian businesses, Glenn Williamson has more than twenty-five years of entrepreneurial experience. During the last four years, Mr. Williamson has been involved in over a dozen business enterprises ranging from designing a world-class fractional yacht ownership program in the Cayman Islands to working with a world-class film animation production company in Montreal, Quebec Canada. Since 2000, Mr. Williamson has been CEO of Nest Ventures LLC, a private equity firm with offices in Montreal and Phoenix, Arizona.

The cover story of the Fall 2007 issue of Business@SGML, a magazine of the Arizona State University School of Global Management and Leadership, entitled “Working the Table,” details Mr. Williamson’s efforts to increase bilateral trade between Canada and Arizona. “We want Arizona to capitalize on this interest and to become more global,” Mr. Williamson is quoted in the article, which explains that Canada is the state’s second-largest trading partner after Mexico. “We are talking about multi-billion dollar earnings potential here for the state.”

“We are delighted by the recent, noteworthy media attention garnered by our two illustrious board members,” says InNexus Chairman and CEO, Jeff Morhet. “Given that Leroy has been to space and back four times during his career as an astronaut, we anticipate his contributions will help us grow by leaps and bounds in 2008. Similarly, Glenn’s international business experience and expertise is an invaluable asset to us as we continue to build brand recognition surrounding the company and our Dynamic Cross Linking technology.”

The USA Weekend profile of Leroy Chiao can be downloaded at:

http://usaweekend.com/08_issues/080113/080113astronauts.html.

A PDF file of the Fall 2007 edition of Business@SGML can be downloaded at:

http://sgml.asu.edu/about/magazine/fall07.pdf.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL(TM)) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL(TM) antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

  “Jeff Morhet”
Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President & Chief Executive Officer jmorhet@ixsbio.com

The Investor Relations Group

Christine Berni/Joe Triunfo,

212-825-3210

cberni@investorrelationsgroup.com

jtriunfo@investorrelationsgroup.com

or

Media:

Janet Vasquez/Michaela Heller, 212-825-3210

jvasquez@investorrelationsgroup.com

mheller@investorrelationsgroup.com

Endnotes

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Telephone: 604 696-3604 or Toll Free 1-888-271-0788